UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Akorn, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

009728106

(CUSIP Number)

Jack C. Silhavy

c/o Fresenius Kabi USA, LLC

Three Corporate Drive

Lake Zurich, Illinois 60047

+1 847 550 2760 (Tel)

+1 847 550 2920 (Fax)

With a copy to:

Eric S. Shube

Allen & Overy LLP

1221 Avenue of the Americas

New York, New York 10020

+1 212 610 6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 24, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 009728106

1.	Names of Reporting Person Fresenius SE & Co. KGaA

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 31,057,036*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 31,057,036*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,057,036*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.93%

14.	Type of Reporting Person (See Instructions) PN

* Fresenius SE & Co. KGaA disclaims beneficial ownership as described under Item 5.

CUSIP No. 009728106

1.	Names of Reporting Persons Fresenius Kabi AG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 31,057,036*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 31,057,036*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,057,036*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.93%

14.	Type of Reporting Person (See Instructions) CO

* Fresenius Kabi AG disclaims beneficial ownership as described under Item 5.

Item 1.                             Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common shares, no par value, of Akorn, Inc., a corporation organized and existing under the laws of Louisiana (“Akorn”). The principal executive offices of Akorn are located at 1925 West Field Court, Suite #300, Lake Forest, Illinois 60045.

Item 2.                             Identity and Background

(a) — (c)  The name of the companies filing this Statement are Fresenius SE & Co. KGaA, a German partnership limited by shares (“Fresenius SE”), and Fresenius Kabi AG, a German stock corporation (“Fresenius Kabi” and, together with Fresenius SE, the “Reporting Persons”). The principal business address of the Reporting Persons is Else-Kröner-Str. 1, 61352 Bad Homburg Germany. Fresenius SE is a health care company and is listed on the Frankfurt Stock Exchange.   Fresenius Kabi is a German stock corporation and is a wholly owned subsidiary of Fresenius SE.

(d) — (f) The name, business address, citizenship and principal occupation or employment of each of the directors and executive officers of the Reporting Persons as of the date hereof are set forth in Schedule A hereto, and are incorporated herein by reference.

Neither Reporting Person nor, to the Reporting Persons’ knowledge, any person named on Schedule A attached hereto is required to disclose legal proceedings pursuant to Item 2(d).

Neither Reporting Person nor, to the Reporting Persons’ knowledge, any person named on Schedule A attached hereto is required to disclose legal proceedings pursuant to Item 2(e).

Item 3.                             Source and Amount of Funds or Other Consideration

As a condition to the willingness of Fresenius Kabi to enter into the Merger Agreement (as defined below), certain shareholders of Akorn listed on Schedule B attached hereto (the “Shareholders”) entered into voting agreements dated as of April 24, 2017, forms of which are attached as Exhibit 2 (the “Voting Agreements”). Pursuant to, and subject to the terms and conditions contained in, the Voting Agreements, the Reporting Persons may be deemed to have acquired beneficial ownership of the Subject Shares (as defined below) by virtue of the execution of the Voting Agreements by Fresenius Kabi, Akorn and the Shareholders. Fresenius Kabi did not pay additional consideration to the Shareholders in connection with the execution and delivery of the Voting Agreements.

Item 4.                             Purpose of Transaction

(a) — (b) On April 24, 2017, Akorn entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Fresenius Kabi, Quercus Acquisition, Inc., a Louisiana corporation and a wholly owned subsidiary of Fresenius Kabi (“Merger Sub”), and, solely for purposes of Article VIII thereof, Fresenius SE.  The Merger Agreement, which has been adopted by the Board of Directors of Akorn, provides for the merger of Merger Sub with and into Akorn (the “Merger”), with Akorn surviving the Merger as a wholly owned subsidiary of Fresenius Kabi (the “Surviving Corporation”).

Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each of Akorn’s issued and outstanding shares of common stock, no par value per share (the “Shares”) (other than Shares owned by Akorn or by Fresenius Kabi, Merger Sub or any direct or indirect wholly owned subsidiary of Akorn or of Fresenius Kabi (other than Merger Sub) immediately prior to the Effective Time), will be converted into the right to receive $34.00 in cash per Share (the “Merger Consideration”), without interest.

Completion of the Merger is subject to customary closing conditions, including (1) the approval of the Merger Agreement by the affirmative vote of the holders of at least a majority of all the Shares (the “Shareholder Approval”), (2) there being no judgment or law enjoining or otherwise prohibiting the consummation of the Merger and (3) the expiration of the waiting period applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The obligation of each of Akorn and Fresenius Kabi to consummate the Merger is also conditioned on the other party’s representations and warranties being true and correct (subject to certain materiality exceptions) and the other party having performed in all material respects its obligations under the Merger Agreement.

On April 24, 2017, concurrently with the execution of the Merger Agreement, Fresenius Kabi entered into a Voting Agreement with each of the Shareholders, who, collectively and in the aggregate, hold voting power over approximately 25% of the Shares (the “Subject Shares”). Pursuant to the Voting Agreements and as more fully described therein, each Shareholder, among other things, has agreed (a) that at any meeting of the shareholders of Akorn called to vote upon the Merger Agreement, the Merger or any of the other transactions contemplated by the Merger Agreement, or at any postponement or adjournment thereof, and in any other circumstances upon which a vote, consent, adoption or other approval with respect to the Merger Agreement, the Merger or any of the other transactions contemplated by the Merger Agreement, or any Takeover Proposal (as defined in the Merger Agreement), is sought, such Shareholder will (i) appear at such meeting or otherwise cause its Subject Shares to be counted as present thereat for purposes of calculating a quorum and (ii) vote (or cause to be voted) all of such Shareholder’s Subject Shares, among other things, (A) in favor of, and shall consent to (or cause to be consented to), the approval of the Merger Agreement and of the Merger and each of the other transactions contemplated by the Merger Agreement and any related proposal in furtherance of the foregoing, including in favor of any proposal to adjourn or postpone to a later date any meeting of the shareholders of Akorn at which any of the foregoing matters are submitted for consideration and vote of the shareholders of Akorn if there are not sufficient votes for approval of such matters on the date on which the meeting is held; and (B) against any Takeover Proposal (as defined in the Merger Agreement); provided that, in each case, the Merger Agreement has not been amended or modified without such Shareholder’s consent to (1) decrease the Merger Consideration or (2) change the form of Merger Consideration, (b) that such Shareholder will not, and will not commit or agree to, directly or indirectly, sell, transfer, pledge, exchange, assign, tender, encumber, hypothecate or otherwise dispose of (including by gift, merger (including by conversion into securities or other consideration) or tendering into a tender or exchange offer), by operation of law or otherwise, either voluntarily or involuntarily (collectively, “Transfer”), any Subject Shares (or beneficial ownership thereof or any other interest therein) or any rights to acquire any securities or equity interests of Akorn, or enter into any Contract (as defined in the Merger Agreement), option, call or other arrangement with respect to the Transfer (including any profit-sharing or other derivative arrangement) of any Subject Shares (or beneficial ownership thereof or any other interest therein) or any rights to acquire any securities or equity interests of Akorn, to any person other than pursuant to such Voting Agreement or the Merger Agreement, unless such Transfer is to an Affiliate (as defined in the Merger Agreement) who, prior to any such Transfer,  is a party to such Voting Agreement, enters into a voting agreement in form and substance reasonably acceptable to Fresenius Kabi or agrees to become a party to such Voting Agreement pursuant to a customary joinder agreement and (c) that such Shareholder will not commit or agree to take any action inconsistent with the transactions contemplated by, or the terms of, such Voting Agreement or the Merger Agreement.

The Voting Agreements will terminate upon the earlier of (a) the Effective Time or (b) the termination of the Merger Agreement in accordance with its terms.

(c) Not applicable.

(d) As of the Effective Time, the directors of Merger Sub immediately prior to the Effective Time will be the directors of the Surviving Corporation immediately following the Effective Time, until their respective successors are duly elected or appointed and qualified, or their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of the Surviving Corporation.

(e) Other than as a result of the Merger described in Item 4(a) above, not applicable.

(f) Not applicable.

(g) As of the Effective Time, the articles of incorporation of Akorn will be amended as provided in the Merger Agreement, and, as so amended, such articles of incorporation will be the articles of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law. The by-laws of Merger Sub, as in effect immediately prior to the Effective Time (except with respect to the name of Merger Sub), will be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

(h) and (i). Upon the consummation of the Merger, the Shares will become eligible for termination of registration pursuant to Section 12(g)(4) of the Act, and Fresenius Kabi will cause them to be deregistered. In addition, Fresenius Kabi will cause the Shares to be delisted from the NASDAQ Global Market Exchange.

(j) Other than described above, the Reporting Persons currently have no plans or proposals that relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although the Reporting Persons reserve the right to develop such plans).

References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreements as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and Voting Agreements, respectively, included as Exhibits 1, 2.1, 2.2, 2.3 and 2.4, respectively, to this Statement, and such agreements are incorporated herein in the their entirety where such references and descriptions appear.

Item 5.                             Interest in Securities of the Issuer

(a) and (b) Not including Subject Shares that the Shareholders may subsequently receive due to the Shareholders’ exercise of options or vesting of restricted stock units, as a result of the Voting Agreements, as of the date hereof, the Reporting Persons may be deemed to have acquired beneficial ownership of 31,057,036 Shares, which are either owned directly by the Shareholders or which the Shareholders have the power to vote or dispose. Such 31,057,036 Shares represent approximately 25% of the outstanding Shares as of April 21, 2017, based upon 124,533,605 Shares outstanding as of such date (as represented by Akorn in the Merger Agreement).

Including Subject Shares that the Shareholders may subsequently receive due to the Shareholders’ exercise of options or vesting of restricted stock units within 60 days of the date of this Statement, as a result of the execution of the Voting Agreements, as of the date hereof, the Reporting Persons may be deemed to have acquired beneficial ownership of 32,384,752 Shares, which are either owned directly by the Shareholders or over which the Shareholders have the power to vote or dispose. Such 32,384,752 Shares represent approximately 25.73% of the outstanding Shares as of April 21, 2017 (plus the additional shares issued as a result of such exercise of options or vesting of restricted stock units), based upon 124,533,605 Shares outstanding as of such date (as represented by Akorn in the Merger Agreement).

The Reporting Persons may be deemed to have shared power to vote the Subject Shares with respect to those matters described above. The Reporting Persons may also be deemed to share with the Shareholders the power to dispose, or direct the disposition, of the Subject Shares solely to the extent the Voting Agreements restrict the ability of the Shareholders to transfer the Subject Shares, as more fully described in Item 4 of this Statement and in the Voting Agreements. However, the Reporting Persons are not entitled to any other rights as shareholders of Akorn as to the Subject Shares.

Other than the Subject Shares, which may be deemed to be beneficially owned by the Reporting Persons as a result of the execution of the Voting Agreements, the Reporting Persons do not beneficially own any other Shares, and, to the knowledge of the Reporting Persons, none of the persons listed on Schedule A hereto beneficially own any Shares.

The Reporting Persons hereby disclaim that they constitute a “group” (within the meaning of Section 13(d)(3) of the Act) with the Shareholders and, pursuant to Rule 13d-4 under the Act, hereby disclaim beneficial ownership of any Shares beneficially owned by the Shareholders or any of their affiliates including, without limitation, the Subject Shares.

(c) As described in Items 3 and 4 of this Statement, Fresenius Kabi entered into the Voting Agreements and the Merger Agreement within the last 60 days.

(d) To the knowledge of the Reporting Persons, no person, other than the Shareholders as set forth on Schedule B, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Akorn deemed to be beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.                             Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person set forth on Schedule A hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with  any other person with respect to any securities of Akorn or its subsidiaries other than the Merger Agreement and the Voting Agreements.

The description of the Merger Agreement and the Voting Agreements in Item 4 of this Statement is incorporated herein by reference.

Item 7.                             Material to be Filed as Exhibits

Exhibit No.	Description

2.1

Agreement and Plan of Merger dated as of April 24, 2017 (the “Merger Agreement”), by and among Fresenius Kabi AG, Quercus Acquisition, Inc., a Louisiana corporation and wholly owned subsidiary of Fresenius Kabi (“Merger Sub”), Akorn, Inc. and Fresenius SE & Co. KAaG (solely for the purposes of Article VIII of the Merger Agreement)

2.2

Voting Agreement dated as of April 24, 2017, among Fresenius Kabi AG, John N. Kapoor Trust Dated September 20, 1989, Dr. John Kapoor, Akorn Holdings, L.P., EJ Financial / Akorn Management L.P., EJ Funds LP and Certain trusts for the benefit of Dr. Kapoor’s children and other family members, the trustee of which is Rao Akella

2.3	Voting Agreement dated as of April 24, 2017, among Fresenius Kabi AG, Rajat Rai 2016 GRAT and Rajat Rai

2.4	Voting Agreement dated as of April 24, 2017, among Fresenius Kabi AG and Joseph Bonaccorsi

2.5	Voting Agreement dated as of April 24, 2017, among Fresenius Kabi AG and Bruce Kutinsky

99.1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certify as of May 4, 2017 that the information set forth in this statement is true, complete and correct.

FRESENIUS SE & CO. KGAA Represented by Fresenius Management SE, its general partner

By:	/s/ Dr. Jürgen Götz
Name:	Dr. Jürgen Götz
Title:	Member of the Management Board, Chief Legal and Compliance Officer, Labor Relations Director

By:	/s/ Mats Henriksson
Name:	Mats Henriksson
Title:	Member of the Management Board, President and CEO of Fresenius Kabi AG

FRESENIUS KABI AG

By:	/s/ Mats Henriksson
Name:	Mats Henriksson
Title:	Chairman of the Management Board, President and CEO

By:	/s/ Philipp Schulte-Noelle
Name:	Philipp Schulte-Noelle
Title:	Member of the Management Board, Chief Financial Officer, Chief Compliance Officer

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF FRESENIUS SE & CO. KGAA

The following table sets forth the name, business address, present principal occupation or employment and citizenship of each of the directors and executive officers of Fresenius SE & Co. KGaA or Fresenius Management SE (“FMSE”), its general partner, respectively, as of the date of this Statement.  Each individual identified below has his or her business address at Else-Kröner-Str. 1, 61352 Bad Homburg v.d.H. Germany, and, unless otherwise indicated below, each occupation set forth opposite such individual’s name refers to employment or position with Fresenius SE & Co. KGaA or FMSE, its general partner, respectively.

Name	Relationship to Fresenius SE	Principal Occupation	Citizenship

Supervisory Board of Fresenius SE & Co. KGaA

Dr. Gerd Krick	Chairman of Supervisory Board	Chairman of Supervisory Board, Chairman of Supervisory Board FMSE, Chairman of Supervisory Board Fresenius Medical Care AG & Co. KGaA	Austria

Prof. Dr. med. D. Michael Albrecht	Member of Supervisory Board	Medical Director and Spokesman of Management Board of University Hospital Carl Gustav Carus Dresden	Germany

Michael Diekmann	Deputy Chairman of Supervisory Board	Deputy Chairman of Supervisory Board	Germany

Konrad Kölbl	Member of Supervisory Board	Full-time Works Council Member	Austria

Stefanie Lang	Member of Supervisory Board	Full-time Works Council Member	Germany

Frauke Lehmann	Member of Supervisory Board	Full-time Works Council Member	Germany

Prof. Dr. Med. Iris Löw-Friedrich	Member of Supervisory Board	Chief Medical Officer and Executive Vice President, Head of Development and Medical Patient Value Practices, UCB S.A.	Germany

Klaus-Peter Müller	Member of Supervisory Board	Chairman of Supervisory Board Commerzbank AG	Germany

Oscar Romero de Paco	Member of Supervisory Board	Staff member production / Laboratory Technician	Spain

Hauke Stars	Member of Supervisory Board	Member of the Executive Board Deutsche Börse AG	Germany

Rainer Stein	Member of Supervisory Board	Full-time Works Council Member	Germany

Niko Stumpfögger	Deputy Chairman of Supervisory Board	Secretary of the Trade Union ver.di Vereinte Dienstleistungsgewerkschaft	Germany

Name	Relationship to Fresenius SE	Principal Occupation	Citizenship

Management Board of Fresenius Management SE

Stephan Sturm	Chairman of Management Board	Chairman of Management Board, CEO	Germany

Dr. Francesco De Meo	Member of Management Board; CEO of Fresenius Helios	Member of Management Board; CEO of Fresenius Helios	Germany

Dr. Jürgen Götz	Member of Management Board; Chief Legal and Compliance Officer and Labor Relations Director	Member of Management Board; Chief Legal and Compliance Officer and Labor Relations Director	Germany

Mats Henriksson	Member of Management Board; CEO of Fresenius Kabi AG	Member of Management Board; President and CEO of Fresenius Kabi AG	Sweden

Rice Powell	Member of Management Board; CEO of Fresenius Medical Care	Member of Management Board; CEO of Fresenius Medical Care	USA

Dr. Ernst Wastler	Member of Management Board; CEO of Fresenius Vamed	Member of Management Board; CEO of Fresenius Vamed	Austria

Supervisory Board of Fresenius Management SE

Dr. Gerd Krick	Chairman of Supervisory Board	Chairman of Supervisory Board, Chairman of Supervisory Board Fresenius SE, Chairman of Supervisory Board Fresenius Medical Care AG & Co. KGaA	Austria

Dr. Dieter Schenk	Deputy Chairman of Supervisory Board	Lawyer and Tax Consultant Noerr LLP (law firm)	Germany

Dr. Kurt Bock	Member of Supervisory Board	CEO, BASF SE	Germany

Michael Diekmann	Member of Supervisory Board	Deputy Chairman of Supervisory Board Fresenius SE	Germany

Klaus-Peter Müller	Member of Supervisory Board	Chairman of Supervisory Board Commerzbank AG	Germany

Dr. Karl Schneider	Member of Supervisory Board	Member of Supervisory Board Fresenius SE	Germany

DIRECTORS AND EXECUTIVE OFFICERS OF FRESENIUS KABI AG

The following table sets forth the name, business address, present principal occupation or employment and citizenship of each of the directors and executive officers of Fresenius Kabi AG as of the date of this Statement.  Each individual identified below has his or her business address at c/o Fresenius Kabi AG, Else-Kröner-Str. 1, 61352 Bad Homburg v.d.H. Germany, and, unless otherwise indicated below, each occupation set forth opposite such individual’s name refers to employment with Fresenius Kabi AG.

Name	Relationship to Fresenius Kabi AG	Principal Occupation	Citizenship

Management Board of Fresenius Kabi AG

Mats Henriksson	Chairman of Management Board; Chief Executive Officer	President and Chief Executive Officer	Sweden

Marc Crouton	Member of Management Board	President, Fresenius Kabi Region ELAMA	France

John Ducker	Member of Management Board	President, Region North America	England

Dr. Christian Hauer	Member of Management Board	President, Medical Devices Division	Germany

Philipp Schulte-Noelle	Member of Management Board	Chief Financial Officer and Chief Compliance Officer	Germany

Dr. Michael Schoenhofen	Member of Management Board	President, Pharmaceutical Division	Germany

Gerrit Steen	Member of Management Board	President, Region Asia	Germany

Supervisory Board of Fresenius Kabi AG

Stephan Sturm	Chairman of Supervisory Board	CEO, Fresenius Management SE	Germany

Dr. Karl-Dieter Schwab	Deputy Chairman of Supervisory Board	SVP Finance, Fresenius SE	Germany

Christian Fischer	Member of Supervisory Board	SVP Group Controlling, Fresenius SE	Germany

SCHEDULE B

SHAREHOLDERS PARTY TO A VOTING AGREEMENT WITH FRESENIUS KABI AG

Shareholder Name	Common Shares Beneficially Owned
John N. Kapoor Trust Dated September 20, 1989	1,907,445
Dr. John N. Kapoor	501,896
Akorn Holdings, L.P.	15,050,000
EJ Financial / Akorn Management L.P.	2,970,644
EJ Funds LP	3,590,445
Certain trusts for the benefit of Dr. Kapoor’s children and other family members, the trustee of which is Rao Akella	4,427,462
Bruce Kutinsky	158,960
Joseph Bonaccorsi	376,909
Rajat Rai 2016 GRAT	2,000,000
Rajat Rai	73,275

INDEX OF EXHIBITS

Exhibit No.	Description

2.1

Agreement and Plan of Merger dated as of April 24, 2017 (the “Merger Agreement”), by and among Fresenius Kabi AG, Quercus Acquisition, Inc., a Louisiana corporation and wholly owned subsidiary of Fresenius Kabi (“Merger Sub”), Akorn, Inc. and Fresenius SE & Co. KAaG (solely for the purposes of Article VIII of the Merger Agreement)

2.2

Voting Agreement dated as of April 24, 2017, among Fresenius Kabi AG, John N. Kapoor Trust Dated September 20, 1989, Dr. John Kapoor, Akorn Holdings, L.P., EJ Financial / Akorn Management L.P., EJ Funds LP and Certain trusts for the benefit of Dr. Kapoor’s children and other family members, the trustee of which is Rao Akella

2.3	Voting Agreement dated as of April 24, 2017, among Fresenius Kabi AG, Rajat Rai 2016 GRAT and Rajat Rai

2.4	Voting Agreement dated as of April 24, 2017, among Fresenius Kabi AG and Joseph Bonaccorsi

2.5	Voting Agreement dated as of April 24, 2017, among Fresenius Kabi AG and Bruce Kutinsky

99.1	Joint Filing Agreement